SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2009

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement – Appointment of Director, dated March 19, 2009	A-1

2.1	2008 Announcement of Final Results, dated March 19, 2009	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 19, 2009	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

APPOINTMENT OF DIRECTOR

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 19 December 2008 regarding the resignation of Mr. Paul Michael Donovan as a Non-executive Director of the Company with effect from 19 December 2008.

The Board of Directors (the “Board”) of the Company announces that the Company has been notified by Vodafone Group Plc. (“Vodafone”) that Vodafone has nominated its Regional Chief Executive Officer for Asia Pacific and Middle East Region, Mr. Nicholas Jonathan Read, to replace Mr. Paul Michael Donovan as a Non-executive Director of the Company.

The Board is pleased to announce that, after review and approval by the Board and the Nomination Committee of the Company, Mr. Nicholas Jonathan Read has been appointed as a Non-executive Director of the Company with effect from 19 March 2009.

Mr. Nicholas Jonathan Read, age 44, is currently Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region. He is also a director of Vodafone Essar Limited, Vodafone Essar Towers Limited, Vodafone Egypt Communications Limited, Vodafone Australia Limited, Vodafone Qatar Limited and JIL BV. Prior to his appointment as Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region, Mr. Read was the Chief Executive Officer of Vodafone UK. Mr. Read joined Vodafone UK in 2002 as Chief Financial Officer, and in 2003 was appointed the Chief Commercial Officer of Vodafone UK. Prior to joining Vodafone, Mr. Read had been the Chief Financial Officer of Miller Freeman Worldwide and the Chief Financial Officer for the EMEA (Europe, Middle East and Africa) Region of Federal Express. Mr. Read graduated in 1986 from the Manchester Metropolitan University with a Bachelor of Arts (Honours) degree in Accountancy and Finance. Mr. Read is a Fellow Chartered Management Accountant. His other directorships held in the last three years in listed public companies include Emtel Europe Plc and Mobile Telecom Plc.

The Company and Mr. Read have not entered into any service contract which provides for a specified length of service. Mr. Read will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr. Read will receive an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service.

The Company firmly believes that Mr. Read’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome Mr. Read as a member of the Board.

A-1

Save as disclosed herein, Mr. Read does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Read does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Read that need to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 19 March 2009

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as Executive Directors, Dr. Lo Ka Shui, Mr Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as Independent Non-executive Directors and Mr. Nicholas Jonathan Read as a non-executive director.

A-2

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2008 ANNOUNCEMENT OF FINAL RESULTS

•	Turnover reached RMB412.3 billion, up by 15.5%

•	EBITDA of RMB216.5 billion, up by 11.6%

•	Profit attributable to shareholders of RMB112.8 billion, up by 29.6%

•	Total subscribers exceeded 457 million, up by 23.8%

•

Proposed final dividend of HK$1.404 per share, including interim dividend of HK$1.339 per share paid, total dividend for 2008 amounting to HK$2.743 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

2008 has been an extraordinary year for China. The country’s economy has managed to sustain steady growth despite the negative impact of severe natural disasters. However, China is still experiencing the effects of the global financial crisis. In 2008, the Government announced and implemented the reform and the restructuring of the telecommunications industry. The natural disasters brought challenges to our networks and services, the global financial crisis had an impact on our business and the changing industry landscape has shown its initial impact on the Group.

However, through a combination of effective management, the efforts of all our employees and leveraging our competitive advantages, China Mobile has recorded a healthy business performance and continued to maintain favorable profitability.

In August, the world watched as the Beijing Olympics was held successfully. As the mobile telecommunications services partner for the Beijing Olympics, China Mobile made outstanding contributions, both in ensuring uninterrupted communications support and services, during the games. We won praises from industry peers and organizers alike, including the International Olympic

Committee President Jacques Rogge who said, “China Mobile’s innovative technology brought the world a hi-tech Olympics.” Success in serving the Olympics improved our business and service levels and greatly enhanced China Mobile’s brand value.

Financial Results

In 2008, the Group’s operating revenue continued its steady growth, reaching RMB412,343 million, up 15.5 per cent. year-on-year. Profitability remained favorable. Due partly to the positive impact of change in PRC enterprise income tax rate, profit attributable to shareholders reached RMB112,793 million – rose 29.6 per cent. year-on-year. Margin of profit attributable to shareholders reached a relatively high level of 27.4 per cent.. EBITDA reached RMB216,487 million, up 11.6 per cent., with a margin of 52.5 per cent.. Basic earnings per share reached RMB5.63, up 29.4 per cent. year-on-year.

The Group consistently persists prudent financial principles and strict fund management system. No losses were incurred by the Group amid the global financial crisis. The solid capital structure and financial strength continue to provide a solid foundation for the Group’s future development.

Business Developments

While 2008 undoubtedly brought significant challenges, it also saw the Group attain achievements in many areas. Business development efforts brought in good prospects and favorable operating results.

The Group enjoyed continued growth in its subscriber base, value-added business and voice usage volume, which in turn became the driving force for operating revenue growth. The net increase in new subscribers per month was over 7.3 million, taking total subscriber number to 457 million. Our value- added business grew strongly, continuing to increase its contribution to total revenue. The gradual changes to the tariff structure drove the increase in voice usage volume, which contributed to the steady growth of our operating revenue. As at 31 December 2008, the Group’s total voice usage volume was 2,441.31 billion minutes and the average minutes of usage per user per month (MOU) was 492 minutes. Average revenue per user per month (ARPU) was RMB83.

In 2008, rural market development remained a focus for the Group. We followed a “lower ARPU, lower MOU, lower cost” strategy, pushed further into the rural market by implementing standard integrated marketing programs, increasing resource utilization, lowering our operating costs and the subscription threshold. We also leveraged our competitive advantages in terms of scale of operation, branding, sales channel and network.

By upgrading and optimizing the rural information platform, we expanded the business content of the “Agricultural Information Service” in alignment with the national policy of aiding the economic development and informatization of rural areas. Leveraging our competitive advantages, we have consolidated our leading position in the rural market. During the year the rural market continued to contribute significantly to the Group’s subscriber base and revenue growth.

Our value-added business enjoyed rapid growth, its revenue increased 23.8 per cent. year-on-year, and accounted for 27.5 per cent. of the Group’s total operating revenue. SMS, Color Ring, MMS and WAP sustained robust growth. The number of subscribers of Wireless Music, Fetion and Mobile Paper continued to increase and have become a new engine for sustained revenue growth. The Group intends to follow its strategic product plan and continue to enhance product optimization and development, such as mobile video, mobile gaming and mobile e-business products, to ensure a steady stream of new offerings.

The Group also started to develop Mobile Market, a mobile platform on which we will work with our partners, including various applications providers, to offer a wide variety of applications to enhance our value-added business services and customer experience.

As the deployment and improvements to the TD-SCDMA network continue, China Mobile will work hard to develop and promote TD-SCDMA based wireless broadband business.

The Group also explored the corporate customer market. In 2008, further consolidating its “Mobile Information Expert” position, the Group widely promoted corporate informatization and industry- specific applications based on mobile terminals. We actively offered industry specific application solutions to expand the informatization application coverage of major sectors including government, agriculture, education and finance. This, coupled with a focus on service quality, fulfillment of customer requirements, as well as enhancing customer relationships, has led to an increase in corporate customer number, including a progress in multi-provincial and multi-national corporate customers. As of 31 December 2008, the Group’s corporate customer base reached 2.33 million accounts, providing a solid foundation for exploiting the full-service market in the future.

China Mobile is the world’s No. 1 mobile telecommunications operator in terms of subscriber base and enjoys a robust leadership in the 2G market. The existing scale of operations and competitive advantages provide a solid foundation for future development. In 2008, our network capability was continuously enhanced, with a total of 390,000 base stations and a population coverage rate of 98 per cent.. Our network management capability was further improved in 2008 and this has contributed to maintaining a world class network with wireless connection rate remaining at 99.2 per cent.. Our international roaming services have continued to expand. As of 31 December 2008, we offered GSM roaming services through 381 operators in 237 countries and regions and GPRS roaming services in 179 countries and regions around the world.

Corporate Social Responsibility

In 2008, we continued to practise our core value of “Responsibility Makes Perfection” and meet our social responsibility commitments. We continued to carry out our five corporate social responsibility programs. When natural disasters happened, we reacted with outstanding emergency communications support and services in the areas affected by severe snow storms, earthquakes and floods, helping with disaster relief and winning praise from the society. At the same time, the Group’s employees generously donated money and goods to the people in the affected areas.

The Group’s Green Program achieved significant progress. We have reduced power consumption per telecommunication traffic unit by 11 per cent. year-on-year, contributing to the efforts to respond to the global climate change.

In addition, China Mobile became the first and the only mainland company listed on the Dow Jones Sustainability Indexes, a strong recognition by the global community of our corporate social responsibility performance. Details of the Company’s corporate social responsibility efforts can be found in our “Corporate Social Responsibility Report”.

Company Management

In 2008, we have made further improvement on our “One China Mobile” project. This is designed to strengthen the management of our subsidiaries, improve overall management efficiency and execution ability through computerization and a standardized, centralized management system.

We have also enhanced corporate governance by improving internal controls and risk management systems. These augmented and standardized systems ensure that the Company’s internal control policies are more effective.

At the same time, the Group increased investment in research and development to enhance our innovation ability.

As in recent years, our achievements in 2008 continued to be widely recognized. The Company’s ranking in the Financial Times’ “FT Global 500” jumped from 16th place last year to 5th place this year. Our ranking in Forbes magazine’s “Global 2000” list also rose from 89th to 78th place. We made the BusinessWeek global “Info Tech 100” companies list for the seventh year in a row, rising to 7th from 10th place last year. The China Mobile brand was also included in the Millward Brown and Financial Times’ “BRANDZTM Top 100 Most Powerful Brands” for the third consecutive year and currently ranks 5th. In 2008, following the upgrading of China’s sovereign rating, Standard & Poor’s upgraded our credit rating to A+/Outlook Stable, the same level as the sovereign rating. Moody’s Investor Services continued to rate the Company A1/Outlook Stable, equivalent to China’s sovereign rating.

Dividends

China Mobile determines and commits to hold in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. In the view of the Company’s favorable operating results of 2008 and having taken into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.404 per share for the financial year ended 31 December 2008 in accordance with the dividend payout planned for the full year of 2008. This, together with the interim dividend of HK$1.339 per share that were paid in 2008, amounts to an aggregate dividend payment of HK$2.743 per share for the full financial year of 2008. Dividend payout ratio for the year 2008 was 43 per cent..

In 2009, having taken into consideration various relevant factors such as the Company’s overall financial condition, cash flow generating capability and sustainable future development, the Company plans the dividend payout ratio for the full year of 2009 to be 43 per cent..

The Board is of the view that the Company’s favorable operating results and strong cash flow generating capability will continue to support the sustainable future development of the Company, while providing shareholders with a favorable cash return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to creating value for its shareholders.

Appointment of Director

On 19 December 2008, Mr. Paul Michael Donovan resigned from his position as a Non-Executive Director. The Board takes this opportunity to acknowledge the contributions of Mr. Paul Michael Donovan to the Company with the highest regard and deepest gratitude. After review and approval by the Board and the Nomination Committee, Mr. Nicholas Jonathan Read has been appointed as a Non- Executive Director with effect from 19 March 2009. On behalf of the Company and the Board, I welcome Mr. Nicholas Jonathan Read on joining us.

Restructuring of the Telecommunications Industry and 3G License

On 24 May 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission, and the Ministry of Finance jointly issued an Announcement on Deepening the Reform of the Structure of the Telecommunications Sector in Mainland China to actively promote innovation in homegrown telecommunications technology and restructure the telecommunications industry. On 7 January 2009 the Ministry of Industry and Information Technology issued three third generation mobile technology (3G) licenses to the three restructured telecommunications operators.

China Mobile received the TD-SCDMA 3G license. As an international standard for 3G, TD-SCDMA is an important milestone of China’s homegrown technological development and the State has clearly stated that it will strongly support the TD-SCDMA industry. Shortly after issuing the 3G licenses, the Government announced 15 associated policies to promote TD-SCDMA development. The implementation of these policies will help the growth of the Group and the TD-SCDMA industry. However, bringing the TD-SCDMA industry to full maturity will require joint efforts of China Mobile and other industry players. This has brought new challenges to our business development. The Company made progress in developing the 3G market by signing a Network Capacity Leasing Agreement on TD-SCDMA network capacity with our parent company. We believe the Chinese telecommunications market still has considerable potential and offers tremendous opportunities for telecommunications operators.

Looking to the Future

The influence of financial crisis that swept across the globe in 2008 will likely widen and deepen, and its impact on China’s economy will continue. The telecommunications industry will be affected. The Chinese Government has launched a series of policies to stimulate domestic demand, adjust the structure of the economy and improve the quality of life of citizens as it strives for achieving the targeted economic growth. We believe these Government policies will have positive impact on the demand for telecommunications and information services, while the active promotion of homegrown innovation will help the Group’s development.

We also face new challenges. The increasing penetration rate of mobile telecommunications, the restructuring of the telecommunications industry and the issuing of 3G licenses will change the industry structure and competitive landscape.

To meet these challenges and associated opportunities, we intend to leverage our strong foundation and overall competitiveness, as well as to maintain our existing leading position in the 2G mobile telecommunications market, and to sustain our business development and financial growth.

Seizing opportunities and adapting rapidly to changes in the operational and competitive environment, by making reference to the experience of other global telecommunications operators, we intend to adopt an innovative approach towards integrating our networks and fully utilizing our 2G network resources, for the realization of the smooth transition from the 2G to the 3G network.

Through innovative marketing strategies our 2G subscribers will be able to enjoy a smooth upgrade to 3G services without needing to change their SIM card, mobile number or re-registration. We will offer wireless broadband services through a variety of mobile terminals to individuals, families and corporate customers. Using wireless broadband as an entry point, we will tap into the 3G market.

In addition the Group will leverage its influence and market leading position to proactively push the development and maturity of the TD-SCDMA industry. We will also proactively research and promote the evolution of LTE network. At the same time the Company will actively search for quality overseas telecommunications assets as investment opportunities and as a way to explore international development. Our goal is clear, we will unswervingly continue our efforts to create value for our shareholders.

/s/ Wang Jianzhou
Wang Jianzhou Chairman and Chief Executive Officer

Hong Kong, 19 March 2009

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2008.

CONSOLIDATED INCOME STATEMENT

(Expressed in Renminbi)

		Year ended 31 December
		2008	2007
	Note	RMB million	RMB million
Operating revenue (Turnover)	4
Usage fees		260,889	226,488
Monthly fees		18,096	20,856
Value-added services fees		113,444	91,609
Other operating revenue		19,914	18,006

		412,343	356,959

Operating expenses
Leased lines		2,641	2,330
Interconnection		22,264	21,500
Depreciation		71,509	67,354
Personnel		19,960	18,277
Other operating expenses	5	153,354	123,430

		269,728	232,891

Profit from operations		142,615	124,068

Other net income		2,159	2,323
Non-operating net income		517	657
Interest income		6,002	4,015
Finance costs		(1,550)	(1,825)

Profit before taxation		149,743	129,238
Taxation	6	(36,789)	(42,059)

Profit for the year		112,954	87,179

Attributable to:
Equity shareholders of the Company		112,793	87,062
Minority interests		161	117

Profit for the year		112,954	87,179

Dividends paid/payable to equity shareholders of the Company attributable to the year:
Ordinary interim dividend declared and paid during the year	7			23,532		16,178
Special interim dividend declared and paid during the year	7			—		1,643
Ordinary final dividend proposed after the balance sheet date	7			24,832		21,762
Special final dividend proposed after the balance sheet date	7			—		300

				48,364		39,883

Earnings per share – Basic	8	(a)	RMB	5.63	RMB	4.35

Earnings per share – Diluted	8	(b)	RMB	5.54	RMB	4.28

Dividend per share – Interim

– Ordinary	7		HK$	1.339	HK$	0.837

– Special	7			—	HK$	0.085

Dividend per share – Final

– Ordinary	7		HK$	1.404	HK$	1.160

– Special	7			—	HK$	0.016

			RMB million		RMB million

EBITDA				216,487		194,003

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December
		2008	2007
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net		327,783	257,170
Construction in progress		35,482	47,420
Land lease prepayments		10,102	8,383
Goodwill		36,894	36,894
Other intangible assets		298	469
Interest in associates		—	—
Interest in jointly controlled entity		7	—
Deferred tax assets		6,884	5,445
Other financial assets		77	77

		417,527	355,858

Current assets
Inventories		3,494	3,295
Accounts receivable, net	9	6,913	6,985
Other receivables		3,715	2,929
Prepayments and other current assets		7,641	5,680
Amount due from ultimate holding company		109	78
Tax recoverable		39	124
Deposits with banks		130,833	109,685
Cash and cash equivalents		87,426	78,859

		240,170	207,635

Current liabilities
Accounts payable	10	79,606	63,927
Bills payable		2,111	1,853
Deferred revenue		26,089	23,762
Accrued expenses and other payables		61,292	50,860
Amount due to ultimate holding company		6	26
Amount due to immediate holding company		118	196
Obligations under finance leases		68	68
Current taxation		11,283	14,261

		180,573	154,953

Net current assets	59,597	52,682

Total assets less current liabilities	477,124	408,540

Non-current liabilities
Interest-bearing borrowings	(33,553)	(33,582)
Deferred revenue, excluding current portion	(584)	(597)
Deferred tax liabilities	(80)	(122)

	(34,217)	(34,301)

NET ASSETS	442,907	374,239

CAPITAL AND RESERVES
Share capital	2,138	2,136
Reserves	440,140	371,615

Total equity attributable to equity shareholders of the Company	442,278	373,751

Minority interests	629	488

TOTAL EQUITY	442,907	374,239

Notes:

1.	Basis of preparation

The Group’s financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, the Group’s financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. The Group’s financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Group’s audited consolidated results for the year ended 31 December 2007 and 2008 include the financial results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China, China Mobile Hong Kong Company Limited (formerly known as “China Mobile Peoples Telephone Company Limited”) in Hong Kong and other major subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited and its subsidiaries, Aspire Holdings Limited and its subsidiaries, China Mobile Group Design Institute Company Limited, Advanced Roaming & Clearing House Limited and Fit Best Limited for the full year ended 31 December 2007 and 2008.

2.	Changes in accounting policies

The IASB has issued a number of new Interpretations and an amendment to IFRSs that are first effective for the current accounting period commencing 1 January 2008 or available for early adoption. The equivalent new and revised HKFRSs and Interpretations consequently issued by HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have had no material impact on the Group’s financial statements as either they were consistent with accounting policies already adopted by the Group or they were not relevant to the Group’s and the Company’s operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in Mainland China and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the service rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

5.	Other operating expenses

	2008	2007
	RMB million	RMB million
Selling and promotion	66,886	55,995

Maintenance	25,761	18,106

Impairment loss for doubtful accounts	4,385	3,872

Impairment loss of inventories	6	4

Amortization of other intangible assets	204	258

Operating lease charges	8,314	6,820

Gain on disposal of property, plant and equipment	(8)	(11)

Write-off of property, plant and equipment	3,250	2,788

Auditors’ remuneration	79	83

Others (Note)	44,477	35,515

	153,354	123,430

Note:	Others consist of office expense, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies, labor services expenses and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated income statement represents:

	2008	2007
	RMB million	RMB million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	74	72
Provision for PRC enterprise income tax on the estimated taxable profits for the year	38,216	40,473
Over-provision in respect of PRC enterprise income tax for prior years	(24)	(91)

	38,266	40,454

Deferred tax
Origination and reversal of temporary differences	(1,477)	1,605

	36,789	42,059

6.	Taxation (Continued)

(i)	In February 2008, the Hong Kong Government announced a decrease in the profits tax rate from 17.5 per cent. to 16.5 per cent. applicable to the Group’s operations in Hong Kong as from the year ended 31 December 2008. Accordingly, the provision for Hong Kong profits tax for 2008 is calculated at 16.5 per cent. (2007: 17.5 per cent.) of the estimated assessable profits for the year.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 25 per cent. (2007: 33 per cent.) of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2008, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which were previously taxed at preferential rate of 15 per cent. in 2007, for which the applicable preferential tax rate is 18 per cent. for 2008 and will be increased to 20 per cent., 22 per cent., 24 per cent. and 25 per cent. for the years ending 31 December 2009, 2010, 2011 and 2012, respectively. Accordingly, the deferred tax of the Group is recognized based on the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

7.	Dividends

Dividends attributable to the year:

	2008	2007
	RMB million	RMB million
Ordinary interim dividend declared and paid of HK$1.339 (equivalent to approximately RMB1.177) (2007: HK$0.837 (equivalent to approximately RMB0.816)) per share	23,532	16,178
No special interim dividend declared (2007: HK$0.085 (equivalent to approximately RMB0.083) per share)	—	1,643
Ordinary final dividend proposed after the balance sheet date of HK$1.404 (equivalent to approximately RMB1.238) (2007: HK$1.160 (equivalent to approximately RMB1.086)) per share	24,832	21,762
No special final dividend proposed after the balance sheet date (2007: HK$0.016 (equivalent to approximately RMB0.015) per share)	—	300

	48,364	39,883

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.88189, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2008. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2008.

8.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB112,793,000,000 (2007: RMB87,062,000,000) and the weighted average number of 20,043,933,958 shares (2007: 20,005,123,269 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2008	2007
	Number of shares	Number of shares
Issued shares as at 1 January	20,031,905,590	19,967,815,140
Effect of share options exercised	12,028,368	37,308,129

Weighted average number of shares as at 31 December	20,043,933,958	20,005,123,269

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB112,793,000,000 (2007: RMB87,062,000,000) and the weighted average number of shares 20,356,125,657 (2007: 20,339,428,112 shares), calculated as follows:

Weighted average number of shares (diluted)

	2008	2007
	Number of shares	Number of shares
Weighted average number of shares as at 31 December	20,043,933,958	20,005,123,269
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	312,191,699	334,304,843

Weighted average number of shares (diluted) as at 31 December	20,356,125,657	20,339,428,112

9.	Accounts receivable, net

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	2008	2007
	RMB million	RMB million
Within 30 days	4,713	4,986
31–60 days	1,212	1,058
61–90 days	769	713
Over 90 days	219	228

	6,913	6,985

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at 31 December is as follows:

	2008	2007
	RMB million	RMB million
Amounts payables in the next:

1 month or on demand	57,483	45,119

2–3 months	5,566	6,048

4–6 months	7,098	5,165

7–9 months	5,134	3,091

10–12 months	4,325	4,504

	79,606	63,927

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2008.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the year ended 31 December 2008, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and since then has been the Chairman and the Chief Executive Officer of the Company in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-Executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15 May 2009 to 19 May 2009 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed 2008 final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 14 May 2009.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2008 annual report will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2007 or 2008 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2008, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.